

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 5, 2010

VIA U.S. MAIL

Richard D. Crowley, Jr.
Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

> **Re: Integrated Device Technology, Inc.**
> **Form 10-K for the year ended March 29, 2009**
> **Filed May 20, 2009**
> **File No. 000-12695**

Dear Mr. Crowley:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Jeff Jaramillo
                              Accounting Branch Chief